DLA Piper US LLP 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Yvan-Claude Pierre Yvan.pierre@dlapiper.com T 212.335.4670 F 917.778.8670

October 1, 2010

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	Kingold Jewelry, Inc.

Registration Statement on Form S-l
Filed June 18, 2010; File No. 333-167626
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 14, 2010
Form 8-K
Filed December 28, 2009, February 4, 2010, and March 8, 2010
File No. 001-15819

Dear Mr. Owings:

On behalf of Kingold Jewelry, Inc. (the “Company”), we are pleased to respond as follows to the Staff’s comment letter, dated July 15, 2010, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement filed on October 1, 2010 (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement filed on June 18, 2010.  We have enclosed herewith 4 copies of a marked draft Registration Statement and 2 copies of a clean draft Registration Statement.

This letter is being filed in response to the Securities and Exchange Commission’s (“Staff’s”) comments dated July 15, 2010.

Please acknowledge your receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope provided.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

We would like to note that in addition to changes which are responsive to the Staff’s comment letter, the Amendment No. 1 has also been modified to reflect the following corporate events that have occurred since the date of the comment letter.

1.
On August 10, 2010, the Company effected a 1-for-2 reverse split of its common stock.  All share information in the Amendment No. 1 has been adjusted to reflect this reverse stock split and all historical share related information is shown on a pro forma basis reflecting the reverse stock split.

2.	On August 12, 2010, the Company filed its Form 10-Q for the quarter ended June 30, 2010. The Amendment has been updated to reflect the June 30, 2010 financial information.

3.	On August 18, 2010, the Company’s common stock commenced trading on the NASDAQ Capital Market.

4.	The Company has increased the amount of the offering to $45,000,000 from $25,000,000.

5.	DLA Piper LLP (US) has assumed the role of issuer’s counsel in connection with this Registration Statement.

Shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the comment letter paragraph it is responsive to).

Registration Statement on Form S-1

General

1.
Please include all information that is not subject to Rule 430A, including the number of securities and a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  This information must be included on the prospectus cover page, as well as in the body of the prospectus.  See Item 501(b) of Regulation S-K.  We will need adequate time to review this information once it is provided. You must file an amendment containing this information prior to circulating your prospectus.

Response:  Pursuant to the Staff’s comment, we have revised our disclosure to be responsive to the Staff’s comment.

2.
We note your disclosure under Risk Factors on page 40 that investors in this offering will experience immediate and substantial dilution in the net tangible book value of the shares they purchase.  Please include a dilution table in your amended filing consistent with the guidance in Item 506 of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have included dilution disclosure and table on page 36.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response:  We note the Staff’s comment and will arrange for FINRA to call the Staff orprovide the Staff with the FINRA clearance letter for the filing.

4.
All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: Pursuant to the Staff’s comment, all of the Exhibits have all been filed, except for a few which will be filed by amendment.

5.	We note the references throughout the filing to the opinion of your PRC counsel.
Please file the legal opinion and consent of PRC counsel as an exhibit.

Response: Pursuant to the Staff’s comment, the opinion of PRC counsel has been added as Exhibit 5.2 to the Amendment No.1.

6.	Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your Forms 8-K.

Response: The separate comments regarding the Company’s Form 8-K have been addressed in a separate correspondence and supplementally provided to the Staff herewith.

Cautionary Note Regarding … page 7

7.
We note you refer to Section27 A of the Securities Act and Section 21E of the Exchange Act. Please note that Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers that, at the time the statement is made, issue penny stock. Therefore, please delete these references.

Response: Pursuant to the Staff’s comment, please note that the Company believes that it’s common stock no longer comes within the definition of a “penny stock” as defined in Rule 3a51-1.  Therefore, the safe harbor for forward looking statements have not been removed.

Third Party Data, page 8

8.
We note your statements cautioning investors to not give undue weight to estimates and that you have not independently verified the accuracy or completeness of the industry data that you have obtained from third party sources. Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: Pursuant to the Staff’s comment, the requested deletion has been made.  Please see page 6.

Prospectus Summary, page 9

9.
Please shorten the summary to briefly describe your organizational structure, business and the key aspects of this offering. The summary is too lengthy and repetitive of information that is disclosed in the Business section. For example, the discussion on pages 9-16 repeats the information in the Business section on pages 57-60 and 64-68. Refer to Note 4 to Rule 421(b) of Regulation C, Item 503(a) of Regulation S-K, and Instruction to Paragraph 503(a) of Regulation S-K. Also, please either delete the discussion of competitive strengths in the summary section or balance this disclosure with the related risks. For example, please disclose, if true, that there is only one source in China for you to obtain the precious metals used in your jewelry products.

Response:  Pursuant to the Staff’s comment, the Prospectus Summary has been shortened as suggested.  Specifically, the discussion of competitive strengths has been deleted from the summary and the duplicative discussion of the market for the Company’s products has been deleted.

10.
Please disclose the basis for all of your assertions about your competitive position within your industry, including the names and dates of the studies or reports by third parties.  If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this.  Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please review the language to make clear that this is your belief based on your experience in the industry, if true.  This comment is also applicable to any unsupported claims in the Business section of the filing.  The following are examples only of some of your competitive position assertions:

• “[We] are one of the leading professional designers and manufacturers of high quality 24 Karat gold jewelry and ornaments …,” page 9.

• “[I]n 2008, we ranked first in the PRC’s gold industry nationwide…,” page 9.

• “China has historically been the second largest gold consumer following India,” page 10.

Response: Pursuant to the Staff’s comment, the Prospectus Summary has modified by revising statements to reflect that they are made based upon the Company’s belief, where third party supporting information is not available and references to supporting information have been added where appropriate.  In addition, we are confirming that such third party information cited is widely available.

11.
We note that some information on your website is inconsistent with the information provided in this filing.  For example, under the “Competitive Advantage” page of your website, you state that “[a]s the only major manufacturer focused entirely on 24-karat gold production, Kingold is one of the few companies with the capability to manufacture high-quality solid gold jewelry on an industrial scale.”  Please reconcile the information in your website and registration statement so that material information about your company is consistent.

Response: Pursuant to the Staff’s comment, the information on the Company’s web site has been deleted to be consistent with the information contained in the Amendment No. 1.

Corporate History, page 13

12.	Please summarize the material terms of the purchase option agreement and pledge of equity agreement, including when Vogue-Show can exercise this option and the conditions of exercise.

Response: Pursuant to the Staff’s comment, please note that additional disclosure with the material terms of the purchase option agreement and the pledge equity agreement have been added beginning page 9.

13.
Please summarize the material terms of the call option agreement between Famous Grow and Jia Zhi Hong and Zhao Bin, including the circumstances under which the option may be exercised and any restrictions on exercise.

Response: Pursuant to the Staff’s comment, please note that the material terms of the call option agreement have been included beginning on page 11.

14.	Please include Famous Grow in the corporate structure diagram on page 16 and identify the owner of Famous Grow. Also, identify in footnote (1) the class of persons who own 38.85% of Wuhan Kingold.

Response: Pursuant to the Staff’s comment, the corporate structure diagram has been revised to show Famous Grow as a stockholder. Please see page 11.

Use of Proceeds, page 42

15.
We note your risk factor relating to the use of proceeds on page 41. Please state in this section that you have no specific plan for the proceeds, and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response: Pursuant to the Staff’s comment, please note that the specific Risk Factor has been revised to reflect that there is no specific plan for the use of the proceeds. Please see page 33.

Capitalization, page 42

16.
Please note that the balances included in the March 31, 2010 column on page 43 agree to your December 31, 2009 balances but not to your March 31, 2010 balances, Please ensure your Capitalization disclosures agree to the most recent balance sheet included in your filing.

Response: Pursuant to the Staff’s comment,  please note that all financial information contained in the Amendment No. 1 has been revised to reflect June 30, 2010 information.

Selected Summary Financial Data, page 44

17.
You disclose that the summary interim financial information disclosed on page 45 is derived from your audited interim financial statements. Please revise your description to indicate that the interim financial statements were unaudited.

Response: Pursuant to the Staff’s comment, the summary interim financial information now indicates that it is unaudited.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies, page 47

18.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions. judgments, and estimates) including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Response: Pursuant to the Staff’s comment, please note that the Critical Accounting Policies section has been revised to address the Staff’s comment.  Specifically, the information which was duplicative of the Company’s significant accounting policies in the financial statement footnotes has been removed and replaced with a discussion of the areas that require significant estimates and management judgment including the Company’s land use rights, property, plant and equipment and the economic and political risks of doing business in China beginning on page 39.

Liquidity and Capital Resources, page 51

19.
Please expand this section and your Results of Operations section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note the disclosure on page 11 that your business is dependent on consumer demand for gold products which may be affected by economic conditions in China. Please explain the effect that the recent turmoil on the economy has on your operations. Also, you state on pages 54 and 56 that your increases in net sales for the three months ended March 31, 2010 and the fiscal year ended December 31, 2009 were primarily the result of an increase in production, continued success in marketing your products and the increase in the cost of raw materials. Please discuss what is driving these trends and if you expect these trends to continue. Please  describe the production shift you refer to in the last sentence of the third paragraph on page 54 and explain whether this shift in production focus is part of your long-term strategy. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: Please note that the Liquidity and Capital Resources and Results of Operations section has been revised to address the Staff’s comment. Specifically, a discussion regarding the recent economic turmoil in China and its potential affect on sales of gold product has been included beginning on page 43.  In addition, the Results of Operations section has been revised to add discussions of the analysis and expectations regarding changes in cash flow beginning on page 47.

Results of Operation,  page 53

20.	We have reviewed your results of operations disclosures and have the following comments:

•
Where you identify intermediate causes of changes in your operating results, please also sufficiently describe the reasons underlying the intermediate causes. For example, you indicate that the 128% increase in net revenues from fiscal year 2008 to 2009 was primarily the result of an increase in your production, continued success in marketing your products, and the increase in the cost of raw materials. These general disclosures do not adequately explain why net revenues significantly increased. Please explain in reasonable detail the nature of and reasons behind each driving force. See SEC Release No. 33-8350.

•
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In regards to the revenue change discussed above, please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: Pursuant to the Staff’s comment, the discussions of material change in a financial statement line item between periods have been revised to include more detailed disclosure beginning on page 45.

21.
Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: Pursuant to the Staff’s comment, please note that the respective discussion of changes in cash flow have been revised to include analysis and expectations for the various discussions of changes in cash flow. Please see page 46 and 50.

Business, page 57

22.
We note your statement on page 26 that your five largest customers accounted for 26.2 percent and 23.6 percent of your net sales and that your largest customer accounted for 8.25 percent and 9.8 percent of your net sales during 2009 and 2008, respectively. We further note your statement on page 61 stating that your five largest customers accounted for 31.49 percent and 21.3 percent of your net sales and that your largest customer accounted for 7.83 percent and 9.8 percent of your net sales during 2009 and 2008, respectively. Please clarify or revise.

Response: Pursuant to the Staff’s comment, please note that the information regarding customers has been revised to be consistent with the earlier reference.

Research and Development, page 61

23.
We note your disclosure that you have invested significantly in research and development. Please disclose the estimated amount spent during each of the last two fiscal years on research and development activity, and if applicable, the extent to which the cost of such activities is borne directly by customers. Refer to Item 101 (h)(4)(x) of Regulation S-K.

Response: Pursuant to the Staff’s comment, please note that requested information regarding research and development expenditures has been include on page 54.

Intellectual Property, page 62

24.	We note you have two patents and three registered trademarks. Please provide the duration for these patents and trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: Pursuant to the Staff’s comment, please note that the duration of the patents has been added on page 56.

Environment Protection. Page 63

25.	We note your risk factor disclosure on page 27 regarding potential environmental liability. Please disclose the cost of environmental compliance. Refer to Item 101(h)(4)(xi) of Regulation S-K.

Response: Pursuant to the Staff’s comment, please note that a discussion of the cost of environmental compliance has been added on page 56.

Directors and Executive Officers, page 62

26.
For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Rule 401(e)(l) of Regulation S-K.

Response: Pursuant to the Staff’s comment, the biographies of each director have been revised to discuss their respective experience, qualifications, attributes or skills which qualify them to serve as a director beginning on page 62.

27.
We note that Mr. Zhao is a member of the mediation committees of the Shanghai Gold Exchange, your sole supplier for gold.  Please disclose this relationship in your Certain Relationships and Related Party Transactions section and include the disclosure required by Item 404 of Regulation S-K for the last three fiscal years.

Response: Pursuant to the Staff’s comment, Mr. Zhao membership of the mediation committees of the Shanghai Gold Exchange has been added to the Certain Relationships and Related Party Transactions section on  page 70.

28.
Please expand your description of Mr. Zhang's business experience to specify his principal occupation and employment during the past five years. For example, please state when Mr. Zhang was vice president and secretary-general of China Gold Association.  Refer to 401(e)(1) of Regulation S-K.

Response: Pursuant to the Staff’s comment, please note that Mr. Zhang’s biography has been revised to address the Staff’s comment.

Director and Executive Officer Compensation, page 73

Summary Compensation of Named Executive Officers, page 74

29.
We note your statement on page 74 that your "executive officers are compensated by and through Wuhan Kingold and do not receive any compensation for serving as executive officers for us, Dragon Lead or Vogue Show." Please explain why your executive officers are paid by Wuhan Kingold. Please clarify whether your executive officers are also paid for their services as executive officers to Wuhan Kingold and revise the executive officer biographies to include any positions they hold at Wuhan Kingold. Refer to 401(e)(1) of Regulation S-K.

Response: The Company’s executive are compensated by Wuhan Kingold, the Company’s contractually controlled operating affiliate.  The majority of the services provided by the executives are provided to Wuhan Kingold, which benefits the Company via the variable interest entity agreements between Wuhan Kingold and the Company’s PRC subsidiary Vogue-Show.  The executives do not currently receive any compensation for services provided to the Company or any of its subsidiaries.

30.	Please add footnote (1) to the summary compensation table to disclose the other compensation paid.

Response: Pursuant to the Staff’s comment, please note that the suggested footnote has been added on page 67.

Security Ownership of Certain Beneficial Owners and Management, page 75

31.
Please identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by the 5% stockholders. Also revise the table to reconcile the number of shares owned by Mr. Jia in the table with the amount reflected in the related footnote (1), and move the information for the 5% stockholders under the correct columns.

Response: Pursuant to the Staff’s comment, please note that the footnotes have been revised as suggested on page 69.

Certain Relationships and Related Party Transactions, page 77

32.	Please disclose the payments made under the management consulting and technical support agreements for each of the last three fiscal years.

Response: In response to comment 32, please note that the payment information has been added on pages 69 and 70.

Description of Capital Stock, page 78

33.
We note your disclosure that you have 100,000,000 shares of common stock authorized, 83,532,777 shares outstanding, and are currently registering $25,000,000 of shares of common stock.  However, it appears from the certificate of incorporation and related amendments filed on EDGAR, that you have 50,000,000 shares authorized.  Please explain whether the company has sufficient authorized shares to issue the common stock being offered in the registration statement, and file the most recent certificate of incorporation, as amended, as an exhibit.

Response: In response to comment 33, please note that on August 10, 2010, the Company effected a 1-for-2 reverse split of its common stock thereby reducing the number of shares held by outstanding holders of its common stock, and thus, sufficient authorized capital exists to complete this offering.

Financial Statements for the Year Ended December 31, 2009

Consolidated Statements of Income, page F-3

34.
Please clarify why net income attributable to the noncontrolling interest for fiscal year 2009 represents 5.07% of net income when the noncontrolling interest is contractually entitled to only 4.17% of Kingold’s profits.

Response: Pursuant to the Staff’s comment, please note that while the non-controlling interest is entitled to only 4.17% of “Kingold’s profits,” the Kingold being referred to is Wuhan Kingold, the Company’s contractually controlled affiliate, which excludes costs associated with the Registrant.  Since the financial statements of the Registrant, Kingold Jewelry, also include additional expenses associated with operating the Registrant and its subsidiaries, the apparent portion of profit attributable to the non-controlling interest increases on a percentage basis.

Note 2 – Summary of Significant Accounting Policies, page F-8

Foreign currency transactions, page F-13

35.
As required by FASB ASC 830-2-45-1, please disclose the aggregate transaction gain or loss included in determining net income for the periods presented.  Please also tell us the statement of operations line item(s) in which the gains or losses are presented.

Response: Please be advised the Company does not have any transaction gain or losses pursuant to FASB ASC 830-2-45-1.  Please note that the Footnote heading was incorrectly labeled as “Foreign currency transactions” instead of the more proper “Foreign currency translations.”  A correction to the Footnote label has been made.

Statements of Cash Flow, page F-14

36.
You disclose that cash flows from your operations are calculated based upon the local currencies in accordance with FASB ASC 230.  Please confirm, if true, that your statements of cash flows report the reporting currency equivalent of foreign currency cash flows either using the exchange rates in effect at the time of the cash flows or a weighted average exchange that results in substantially the same results as if the rates at the dates of the cash flows were used.  See FASB ASC 830-230-55.  Please consider revising your disclosures to provide greater clarity regarding your cash flow presentation.

Response: Please be advised that the Company utilizes a weighted average exchange that results in substantially the same results as if the rates at the dates of the cash flows were used.  In addition, the footnote policy labeled “Statement of Cash Flows” has been deleted.

The disclosure has been revised as follows:

FOREIGN CURRENCY TRANSLATION

The Company’s principal country of operations is the PRC. The financial position and results of operations of the Company are determined using the local currency (“RMB”) as the functional currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated Other Comprehensive Income”. As of December 31, 2008 and 2009, the exchange rate was 6.8225 and 6.827 RMB per US Dollar respectively.

Subsequent Events, F-14

37.
We read that you evaluated subsequent events through the date the consolidated financial statements were available to be issued.  As you appear to be an SEC Filer, as that term is defined in FASB ASC 855-10, you should evaluate subsequent events through the date the consolidated financial statements were issued.  Please revise or advise.  Additionally, please tell us how you considered the guidance in FASB ASC 855-10-25-4 when filing this registration statement.

Response: The Company acknowledges its responsibility to disclose subsequent events through the date the consolidated financial statements were issued and determined there were no material events requiring disclosure other than those disclosed in the registration statement.  As FASB ASC 855-10 does not require an SEC filer to disclose the date through which subsequent events have been evaluated, the disclosure has been deleted.

Note 3 – Accounts Receivable, net, page F-18

38.
We note that you do not have an allowance for doubtful accounts or inventory obsolescence reserve as of the annual periods ended December 31, 2008 and 2009.  Please tell us in greater detail why no balances are necessary.  In particular, please explain if you have written off any uncollectible accounts or sold any significant amount of inventory below cost during the periods presented

Response: The Company deals with a limited number of wholesale customers to whom the Company has extensive experience selling products, and there have been no bad debts to such customers during such periods.  In addition, since all of the Company's products are made solely of 24K gold, any unsold inventory is melted down and reused in new products.  Thus, there has been no sale of inventory below cost.

Note 6 – Other Assets, net, page F-19

39.
You disclose that other assets consist of your investments in the membership certificates at Shanghai Diamond Exchange and Shanghai Gold Exchange and that those certificates are transferable at the market.  Please tell us and revise your disclosures to clarify the meaning of “transferable at the market.” Please also tell us how you account for your investments, including whether or not you record them as a cost investment or mark the investments to market, and the authoritative guidance you utilized in determining your accounting treatment.

Response: The Company accounts for its investments in the membership certificates at Shanghai Diamond Exchange and Shanghai Gold Exchange at cost.  The disclosure has been revised as follows:

In accordance with ASC 940-340, membership certificates at Shanghai Diamond Exchange and Shanghai Gold Exchange owned by the Company are originally carried at cost or, if another-than-temporary impairment in value has occurred, at adjusted cost.  In determining whether another-than-temporary decline in value has occurred, the Company uses ASC 320, ASC 958 and Section M of Topic 5 of the SEC Staff Accounting Bulletin series (“SAB 59”) as analogous guidance.  There was no impairment of these assets as of December 31, 2009 and 2008.

The Shanghai Gold Exchange allows existing members to transfer their membership.  If it is transferred, it will be priced based at the then current market price. As there are restrictions on the amount of members allowed to join the exchange; demand exceeds supply and the current market price remains in excess of cost.  Please note that as of December 31, 2009 and 2008, the cost basis of the membership certificates was approximately $141,000.

Note 9 – Income Tax, page F-21

40.	Please provide the applicable disclosures required by FASB ASC 740-10-50, particularly paragraphs 50-2, 50-6, 50-9, and 50-15.

Response: Pursuant to the Staff’s comment, please note that the referenced disclosures have been added.

Note 11 – Warrants, page F-25

41.
We note your disclosure that the exercise prices of the warrants issued in relation to your private placement are “subject to adjustments under certain circumstances.”  Please tell us the nature and terms of these potential adjustments and clarify how these provisions do not necessitate liability classification.  Please tell us how you determined that these warrants were indexed to your common stock under FASB ASC paragraphs 815-40-15-5 through 15-8.  In particular, please clarify if the warrants include “down round” provisions whereby the warrant exercise prices are reduced if equity shares are issued for prices that are lower than the warrant exercise prices or if you issue new warrants that have a lower exercise price.  Also see the examples provided in FASB ASC paragraphs 815-40-55-19 through 55-48, particularly Example 9 which discusses down-round provisions.

Response: ASC 815 describes a two step process for determining whether an instrument is indexed to an entity’s own stock.

The first step is to evaluate whether or not the instruments contain any contingent exercise provisions, if any.  Specifically, under the first step of the model, if the exercise contingency is based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than one measured solely by reference to the issuer’s own operations, then the presence of the exercise contingency precludes an instrument from being considered indexed to an entity’s own stock.  If not, the analysis would proceed to the second step.  The Company notes no exercise contingencies for the warrants under the terms of the warrant agreements.  Accordingly, we proceed to step 2 of the analysis.

Under the second step of the model, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount, or a fixed amount of a debt instrument issued by the entity, then the instrument would be considered indexed to an entity’s own common stock.  Further, the strike price or the number of shares used to calculate the settlement amount cannot be considered fixed if the terms of the instrument allow for any potential adjustment, regardless of the probability of the adjustment being made or whether the entity can control the adjustment.

If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount are variables that are typically used to determine the fair value of a fixed-for-fixed forward or option on equity shares. For example, these fair value inputs may include the entity’s stock price and additional variables, including the strike price of the instrument, term of the instrument, expected dividends or other dilutive activities, stock price volatility and the entities credit spread.

Further, settlement adjustments designed to protect a holder’s position from being diluted will generally not prevent an instrument from being considered indexed to the entity’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying the instruments.  Adjustments for events such as the occurrence of a stock split, rights offering, dividend, or a spin –off would typically be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

As the exercise price of the warrant is only subject to change as a result of a stock split, reverse stock splits, issuance of stock dividends or recapitalization all of the potential adjustments to the exercise price of the warrants are considered anti-dilution provisions and not price protection (“down round” provision) and the adjustment to the exercise price is limited to the effect that the stock split, reverse stock split, stock dividend or recapitalization has on the dilutive event so whereby the intent is to keep the respective holder whole in terms of ownership percentage and not value of each share..

The Company has concluded based on the requirements of ASC paragraphs 815-40-15-5 through 15-8 and the terms of the warrant agreements, as discussed above, that the warrants are indexed to the company’s stock.

Financial Statements for the Period Ended March 31, 2010

General

42.	Please apply our comments on your annual financial statements to your interim financial statements, where applicable.

Response: Pursuant to the Staff’s comment, please note that the Company’s interim financial statements for the six month period ended June 30, 2010 have been revised to reflect the comments.

Condensed Consolidated Statements of Income, page F-29

43.	Please disclose your earnings per share for the interim period, similar to the disclosure in your March 31, 2010 Form 10-Q. Refer to ASC 260-10-45-2.

Response: Pursuant to the Staff’s comment, please note that earnings per share information for the six month period ended June 30, 2010 has added.

Undertakings, page 101

44.	Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: Pursuant to the Staff’s comment, please note that the undertakings have been revised on page 91.

Signatures, page 101

45.	Please revise to clarify that Bin Liu also signed in his capacity as principal financial officer. Please see Instruction 1 to Form S-1.

Response: Pursuant to the Staff’s comment, Bin Liu signature has been clarified to show that he has signed the Amendment No. 1 in his capacity as principal financial officer.

Exhibit Index,  page 102

46.	Please refile a complete version of Exhibit 10.1, including Schedule I, List of Investors and Shares purchased, and the Disclosure Schedules.

Response: Pursuant to the Staff’s comment, please note that a complete version of Exhibit 10.1 has been filed with the Amendment No. 1.

Please note that comments 47, 48, 49, 50 and 51 relate to other filings made by the Company and responses to those comments have been provided in separate correspondence.

If you have any question, please contact the undersigned at 212.335.4670.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre

*****

cc:	Mr. Jia Zhi Hong, Kingold Jewelry, Inc.
Paul Goodman, Esq., Cyruli Shanks Hart & Zizmor, LLP William Haddad, Esq. DLA Piper LLP (US)